Exhibit 99.1

DEFINITIONS OF SELECTED ENERGY TERMS

Barrels of oil-equivalent (BOE)

A unit of measure to quantify crude oil, natural gas liquids and natural gas amounts using the same basis. Natural gas volumes are converted to barrels on the basis of energy content. See oil-equivalent gas and production.

Development

Drilling, construction and related activities following discovery that are necessary to begin production and transportation of crude oil and natural gas.

Exploration

Searching for crude oil and/or natural gas by utilizing geologic and topographical studies, geophysical and seismic surveys, and drilling of wells.

Gas-to-liquids (GTL)

A process that converts natural gas into high-quality transportation fuels and other products.

Liquefied natural gas (LNG)

Natural gas that is liquefied under extremely cold temperatures to facilitate storage or transportation in specially designed vessels.

Liquefied petroleum gas (LPG)

Light gases, such as butane and propane, that can be maintained as liquids while under pressure.

Oil-equivalent gas (OEG)

The volume of natural gas needed to generate the equivalent amount of heat as a barrel of crude oil. Approximately 6,000 cubic feet of natural gas is equivalent to one barrel of crude oil.

Oil sands

Naturally occurring mixture of bitumen — a heavy, viscous form of crude oil — water, sand and clay. Using hydroprocessing technology, bitumen can be refined to yield synthetic oil.

Production

Total production refers to all the crude oil (including synthetic oil), natural gas liquids and natural gas produced from a property. Gross production is the company’s share of total production before deducting both royalties paid to landowners and a government’s agreed-upon share of production under a production-sharing contract. Net production is gross production minus both royalties paid to landowners and a government’s agreed-upon share of production under a production-sharing contract. Oil-equivalent production is the sum of the barrels of liquids and the oil-equivalent barrels of natural gas produced. See barrels of oil-equivalent and oil-equivalent gas.

Production-sharing contract (PSC)

An agreement between a government and a contractor (generally an oil and gas company) whereby production is shared between the parties in a prearranged manner. The contractor typically incurs all exploration, development and production costs, which are subsequently recoverable out of an agreed-upon share of any future PSC production, referred to as cost recovery oil and/or gas. Any remaining production, referred to as profit oil and/or gas, is shared between the parties on

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an agreed-upon basis as stipulated in the PSC. The government may also retain a share of PSC production as a royalty payment, and the contractor may owe income taxes on its portion of the profit oil or gas. The contractor’s share of PSC oil and/or gas production and reserves varies over time, as it is dependent on prices, costs and specific PSC terms.

Reserves

Crude oil or natural gas contained in underground rock formations called reservoirs and saleable hydrocarbons extracted from oil sands, shale, coalbeds or other nonrenewable natural resources that are intended to be upgraded into synthetic oil or gas. Proved reserves are the estimated quantities that geoscience and engineering data demonstrate with reasonable certainty to be economically producible in the future from known reservoirs under existing economic conditions, operating methods and government regulations. Estimates change as additional information becomes available. Oil-equivalent reserves are the sum of the liquids reserves and the oil-equivalent gas reserves. See barrels of oil-equivalent and oil-equivalent gas.

Shale gas

Natural gas produced from shale (clay-rich, very fine grained) formations where the gas was sourced from within the shale itself and is trapped in rocks with low porosity and extremely low permeability. Production of shale gas requires the use of hydraulic fracturing (pumping a fluid-sand mixture into the formation under high pressure) to help produce the gas.

Synthetic oil

A marketable and transportable hydrocarbon liquid, resembling crude oil, that is produced by upgrading highly viscous or solid hydrocarbons, such as extra-heavy crude oil or oil sands.

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DEFINITIONS OF SELECTED FINANCIAL TERMS

Earnings

The term earnings is net income attributable to Chevron Corporation as presented on the Consolidated Statement of Income.

Goodwill

Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized.

Return on capital employed (ROCE)

ROCE is calculated by dividing earnings (adjusted for after-tax interest expense and noncontrolling interests) by the average of total debt, noncontrolling interests and Chevron Corporation stockholders’ equity for the year.

Return on stockholders’ equity

Return on stockholders’ equity is earnings divided by average Chevron Corporation stockholders’ equity. Average Chevron Corporation stockholders’ equity is computed by averaging the sum of the beginning-of-year and end-of-year balances.

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